Exhibit 99.1

Welcome to CA Technologies Mike Gregoire May 29, 2015

What’s next? Agenda Who we are The journey we’re on 2 3 What we expect 6 1 2 3 How we’re going to get there Why Rally? Leading with our values 2 3 5 1 4 5 6 7

Who we are In over 40 COUNTRIES More than 1,000 PATENTS 100 BEST PLACES TO WORK Best place to work for LGBT Equality; Working Mothers; etc. In sales BILLION $4.3 Annual software development spend Over DEVELOPERS 4,000 $600 MILLION & 500 Work with majority of Across almost every industry FORTUNE

The journey we’re on

The Opportunity The opportunity: We live in an Application Economy

Business, rewritten by softwaretm from planning to development to management to security, at CA we create software that fuels transformation for companies in the application economy.

What we expect Innovation Speed Execution Customer Satisfaction

How we’re going to get there Market Truth positioning Internal mission CA expertise Target customers Solution platforms products We live in an application economy, where every business is in the software business. Business, rewritten by software™ We power the apps that power the world. DevOps Security Management Cloud VP Mobility VP, ITSM PMO VP Dev VP Ops CSO LOB Mainframe Cloud Mobile ca Intellicenter ca Opscenter ca Devcenter ca Securecenter

Why Rally? Opportunity Help developers seize the app economy for their companies Expand synergies with leading CA products such as Management Cloud and DevOps Both companies aggressively going after growth in a world driven by software Products Pure SaaS Great applications built from the ground up and enterprise-ready Leading agile management approach and consultants People Strong SaaS and Dev talent base Solid values and growth culture. Four-year history of working with CA as a customer

Leading with our values Respect people Make and meet commitments Cultivate trust and respect Live agile Create your own reality Balance our lives Consistently innovate and advance Create amazing team spirit Inspire customer loyalty Rally CA

What’s next? Targeted close in mid-July 2015 Cross-sell to Platinum accounts (post-close) Leverage CA’s global reach + relationships Drive market synergies through product integrations

Notice to investors The tender offer for the outstanding shares of Rally has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Rally pursuant to the Offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the SEC by the Company and Purchaser. In addition, Rally will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Rally’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the Offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to the Offer because they contain important information, including the terms and conditions of the Offer. Rally’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.

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